UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     SEC FILE NUMBER:  000-31040
                                                     CUSIP NUMBER:

(CHECK ONE):
| | Form 10-K   |_| Form 20-F   |_| Form 11-K   [X] Form 10-Q   |_|  Form N-SAR

                       For Period Ended: MARCH 31, 2003

Transition Report on Form 10-K [ ]
Transition Report on Form 20-F [ ]
Transition Report on Form 11-K [ ]
Transition Report on Form 10-Q [ ]
Transition Report on Form N-SAR

                 For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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 PART I - REGISTRANT INFORMATION

 REINK CORP
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 Full Name of Registrant

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 Former Name if Applicable

 5130 Creekbank Road
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 Address of Principal Executive Officer (Street and Number)

 MISSISSAUGA, ONTARIO, L4W 2G2
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 City, State and Zip Code


                        PART II - RULES 12b-25(b) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25)b), the following should be completed. (Check box if appropriate)

     [X] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on From 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c)The accountant's statement or other exhibit required by Rule 12-b-25(C) has been attached if applicable.

                              PART III - NARRATIVE

          State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          ADDITIONAL FINANCIAL INFORMATION NECESSARY FOR FINALIZING THE FINANCIAL STATEMENTS IS NOT YET AVAILABLE.

                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          WILLIAM M. SMITH           905                    206-1604
              (Name)              (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (of for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). | | Yes |x| No

                10K IS TO BE FILED SHORTLY FOR PERIOD ENDED DEC 31, 2002
          ----------------------------------------------------------------------

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               THE NET LOSS FOR THE CURRENT PERIOD IS ANTICIPATED TO BE APPROXIMATELY $160,000 AS COMPARED TO A NET INCOME OF APPROXIMATELY $13,000 DURING THE THREE MONTHS ENDED MARCH 31, 2002. THE LOSS AROSE FROM AN OVERALL DECREASE IN OPERATIONS.

          REINK CORP (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      May 16, 2003              By /s/ WILLIAM M. SMITH
                                    -----------------------
                                    WILLIAM M. SMITH, Chief Financial Officer